United States securities and exchange commission logo





                               December 14, 2020

       Jim Mutrie
       Chief Commercial Officer
       Switchback Energy Acquisition Corp
       5949 Sherry Lane, Suite 1010
       Dallas, TX 75225

                                                        Re: Switchback Energy
Acquisition Corp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 4,
2020
                                                            File No. 333-249549

       Dear Mr. Mutrie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4 Filed December 4, 2020

       Certain U.S. Federal Income Tax Considerations, page 141

   1. We note that you have filed a short form tax opinion as Exhibit 8.1 to the registration statement. Therefore,
please revise the prospectus to state clearly that the disclosure in the tax consequences
section of the prospectus is the opinion of the named counsel or accountant. In
addition, please revise the disclosure to clearly identify and articulate the opinion being rendered.
For more information, refer to Section III.B.2. of Staff Legal
                                                        Bulletin No. 19.
 Jim Mutrie
FirstName
SwitchbackLastNameJim   MutrieCorp
           Energy Acquisition
Comapany14,
December   NameSwitchback
              2020         Energy Acquisition Corp
December
Page 2    14, 2020 Page 2
FirstName LastName
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing